Exhibit 99.1

Caledonia Mining Corporation Plc

Annual Report on Form 20-F has been filed

(NYSE AMERICAN, AIM and VFEX: CMCL)

St Helier, April 24, 2026: Caledonia Mining Corporation Plc ("Caledonia" or "the Company") announces that it has filed with the U.S. Securities and Exchange Commission (the "SEC") on EDGAR the Company's Annual Report on Form 20-F for the fiscal year ended December 31, 2025 (the "Annual Report").  The Annual Report can be accessed on the SEC's website at https://www.sec.gov and on the Company's website at https://www.caledoniamining.com/investors/reports-presentations/.

Enquiries

Caledonia Mining Corporation Plc Mark Learmonth Camilla Horsfall	Tel: +44 1534 679 800 Tel: +44 7817 841 793
Cavendish Capital Markets Limited (Nomad and Broker) Adrian Hadden Pearl Kellie	Tel: +44 207 397 1965 Tel: +44 131 220 9775
Camarco, Financial PR (UK) Gordon Poole Elfie Kent	Tel: +44 20 3757 4980
Curate Public Relations (Zimbabwe) Debra Tatenda	Tel: +263 77802131
IH Securities (Private) Limited (VFEX Sponsor - Zimbabwe) Lloyd Mlotshwa	Tel: +263 (242) 745 119/33/39